
02035260

Securities and Exchange Commission
Washington, D.C. 20549


RECEIVED
MAY - 8 2002

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002 Commission File Number 0-20115

METHANEX CORPORATION
(Translation of Registrant's name into English)


PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

(Check One:) Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One:) Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-___.

g:\l\sec\6kapr02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION



Date: May 6, 2002

By: ____________________
Name: Randy Milner
Title: Assistant General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description
1.	Insider Report for Methanex Corporation dated May 7, 2002 outlining shares purchased in the month of April 2002 pursuant to a Normal Course Issuer Bid.
2.	Press Release dated April 25, 2002 regarding California opening methanol fuelling station for fuel cell vehicles.

INSIDER REPORT - FORM 55-102F6

1. Identification of the Reporting Issuer (BLOCK LETTERS)

Name of Reporting Issuer:

METHANEX CORPORATION

2. Insider Data

Relationship(s) with Reporting Issuer: 1

Change from previous Report: Yes ☐ No ☒

Date of last report filed (Day / Mth / Year): 5 / 4 / 2002

or

If initial report, date ~~on which you~~ (Day / Mth / Year):

3. Identification of the Insider (BLOCK LETTERS)

Family or Corporate Name: METHANEX CORPORATION

Given Names (in order):

Street: 1800, 200 Burrard Street

City: Vancouver

Prov: BC Postal Code: V6C 3M1

Business Telephone #: (604) 661-2654

Business Fax #: (604) 661-2602

Change in name, address or Telephone # from previous Report: No ☐☒

4. Jurisdiction(s) where the Issuer is a Reporting Issuer or the Equivalent:

Alberta ☒ Manitoba ☐
Bank Act ☐ Ontario ☒
British Columbia ☒ Québec ☒
CBCA ☐ Saskatchewan ☐
Others ____

5. Insider Holdings and Changes (if initial report, complete Sections A, D, E, and F only, and list Securities of ALL classes held - see also Instruction 5)

A	B	C								D	E	F
Designation of Class of Securities	Balance of Class of Securities on last report	Date Day	Mth	Year	Nature	Number Value Acquired	Number Value Disposed of	Unit Price (CAD$)		Present Balance of Class of Securities Held	Ownership	Identify the Registered Holder where Ownership is Indirect
Common Shares		PLEASE SEE ATTACHED										

Attachment: Yes ☒ No ☐

This form is used as a *common report for the insider reporting* requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accomodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

Correspondence: English ☒ French ☐

KEEP A COPY FOR YOUR FILE

6. Remarks

The Common shares acquired by Methanex Corporation were acquired pursuant to a Normal Course Issuer Bid through the facilities of the TSE. The Common shares will be cancelled. The Unit Price is the average purchase price of the shares bought that day and does not include 1c brokerage commision.

7. Signature

Name (BLOCK: METHANEX CORPORATION

Signature



Date of Report (DD MM YY): 7/05/02

B	C	C	C	C	C	D	E	
Previous Balance of Securities Traded	Date of Purchase	Nature	Number Value Acquired	Number Value Disposed of	Unit Price * (CAD$)	Present Balance of Securities Held	Ownership	
	Apr 1/02	38	50,000	n/a	12.0176	NIL	1	direct
	Apr 2/02	38	50,000	n/a	12.4293	NIL	1	direct
	Apr 3/02	38	50,000	n/a	12.5780	NIL	1	direct
	Apr 4/02	38	50,000	n/a	12.3053	NIL	1	direct
	Apr 5/02	38	50,000	n/a	12.2166	NIL	1	direct
	Apr 8/02	38	50,000	n/a	12.1658	NIL	1	direct
	Apr 9/02	38	50,000	n/a	12.2436	NIL	1	direct
	Apr 10/02	38	50,000	n/a	12.4000	NIL	1	direct
	Apr 11/02	38	50,000	n/a	12.5000	NIL	1	direct
	Apr 12/02	38	17,300	n/a	12.3042	NIL	1	direct
	Apr 15/02	38	82,700	n/a	12.3758	NIL	1	direct
	Apr 16/02	38	50,000	n/a	12.4012	NIL	1	direct
	Apr 17/02	38	50,000	n/a	12.7090	NIL	1	direct
	Apr 18/02	38	40,600	n/a	12.7359	NIL	1	direct
	Apr 19/02	38	42,600	n/a	12.6929	NIL	1	direct
	Apr 22/02	38	66,800	n/a	12.6402	NIL	1	direct
	Apr 23/02	38	50,000	n/a	12.5718	NIL	1	direct
	Apr 24/02	38	50,000	n/a	12.5160	NIL	1	direct
	Apr 25/02	38	50,000	n/a	12.3120	NIL	1	direct
	Apr 26/02	38	50,000	n/a	12.0350	NIL	1	direct
	Apr 29/02	38	50,000	n/a	11.7500	NIL	1	direct
	Apr 30/02	38	50,000	n/a	11.9990	NIL	1	direct

NEWS RELEASE


METHANEX

A *Responsible Care®* Company
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

CALIFORNIA OPENS METHANOL FUELLING STATION FOR FUEL CELL VEHICLES

April 25, 2002

Sacramento, California – Methanex Corporation joined other members of the California Fuel Cell Partnership at the grand opening of California's first methanol fuelling station designed for methanol-powered fuel cell vehicles. The new station will service vehicles such as DaimlerChrysler's methanol-powered NECAR 5.

Pierre Choquette, President and CEO of Methanex, commented, "This methanol fuelling station represents an exciting milestone in the development of fuel cell technology and is made possible by the cooperation of members of the California Fuel Cell Partnership." Mr. Choquette added, "The station also provides an opportunity to showcase the new methanol fuelling mechanism developed with the support of the Methanol Fuel Cell Alliance of DaimlerChrysler, Ballard, BP, Statoil, BASF and Methanex."

Methanex is the world's largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq National Market in the United States under the trading symbol "MEOH." Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include risks attendant with technical developments in the fuel cell industry and the commercial feasibility of using methanol in fuel cell vehicles. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements.